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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2005

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-           )
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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K, the Registrant's press release with respect to its proposed acquisitions of all of the outstanding shares of three of its subsidiaries, Jilin Chemical Industrial Company Limited, Jinzhou Petrochemical Co., Ltd. and Liaohe Jinma Oilfield Company Limited.

     The Registrant has also filed on Schedule TO-C with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, a tender offer statement with respect to the proposed acquisition of the outstanding shares of Jilin Chemical Industrial Company Limited. The Schedule TO-C includes, as an exhibit, a Joint Announcement made by the Registrant and Jilin Chemical Industrial Company Limited. Please refer to the Schedule TO-C for additional information relating to the proposed acquisition.

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                              ("PETROCHINA LOGO")

                           PETROCHINA COMPANY LIMITED

PRESS RELEASE
("CHINESE CHARACTERS")

DATED OCTOBER 31, 2005

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PROPOSED ACQUISITIONS

PetroChina Company Limited (HKSE stock code: 0857; NYSE: PTR) announces that, subject to the satisfaction of various conditions, or if permissible, waiver of these conditions, it intends to make voluntary conditional offers to acquire (i) all outstanding overseas listed foreign invested ordinary shares (H shares, including H shares represented by American depositary shares) and domestic invested shares (A shares) of Jilin Chemical Industrial Company Limited, (ii) all outstanding domestic invested shares (A shares) of Jinzhou Petrochemical Co., Ltd. and (iii) all outstanding domestic invested shares (A shares) of Liaohe Jinma Oilfield Company Limited. These conditions include regulatory approvals, relief or exemptions and approvals of shareholders of respective target companies. As of October 30, 2005, PetroChina owned 67.3% of the outstanding share capital of Jilin Chemical Industrial Company Limited, 80.95% of the outstanding share capital of Jinzhou Petrochemical Co., Ltd. and 81.82% of the outstanding share capital of Liaohe Jinma Oilfield Company Limited.

                                    * * * * *

This press release does not constitute an offer to purchase or a solicitation of an offer to sell any securities. If required by U.S. securities laws, PetroChina will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission ("SEC") in respect of its offer for the shares of Jilin Chemical Industrial Company Limited. In addition, if PetroChina files a Schedule TO, a related solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by Jilin Chemical Industrial Company Limited. Investors should read any such Schedule TO, Schedule 14D-9 and any other documents relating to the offer for the shares of Jilin Chemical Industrial Company Limited carefully if and when any such documents are filed with the SEC because they will contain important information. If and when filed with the SEC, any such Schedule TO, Schedule 14D-9 and any related documents will be available free of charge at the SEC's web site, at www.sec.gov. In addition, all such documents will be made available to investors in the U.S. free of charge by writing to Mr. Li Huaiqi at PetroChina Company Limited, 16 Andelu, Dongcheng District, Beijing, 100011, the People's Republic of China.


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     PetroChina Company Limited



Dated: October 31, 2005                              By:     /s/ Li Huaiqi
                                                         -----------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary